THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION.

THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

CROWDFUNDING INVESTMENT AGREEMENT

ALL I DO IS COOK LLC

16305 Westheimer Road Suite #106A, Houston Texas 77082
Email: info@allidoiscook.com

This INVESTMENT AGREEMENT (the "**Agreement**"), dated as of **_________** (the "**Effective Date**"), is entered into by and between the undersigned individual (**the Investor"**) who upon successfully subscribing to Units of All I Do Is Cook LLC (**"the Company**") on the www.wefunder.com Portal becomes an Investor in the Company.

RECITALS

WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Investor shall make an investment into the Company (the "Investment") on the terms and conditions set out in this Agreement;

WHEREAS, such investment will be made in reliance upon the exemption from securities registration afforded by Section 4(a)(6) of the Securities Act of 1933, as amended (the "1933 Act"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "**Form C**").

WHEREAS The Company is offering to both accredited and non accredited investors up to 1000 Preferred B non-voting Units of its Ownership Equity, at a price of $800 for each Unit.

WHEREAS The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review this agreement and any accompanying

documents, which are available on the website of the Portal at www.wefunder.com.

NOW, THEREFORE, in consideration of the foregoing, the covenants and agreements set forth hereafter, and other good and valuable consideration, the receipt and sufficiency which is acknowledged, the Company and the Investor agree as follows:

1. DEFINITIONS

In this Agreement, the following words and expressions shall, unless the context otherwise requires, have the following meanings:-

"1933 Act" shall have the meaning set forth in the recitals.

"1934 Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the SEC thereunder, all as the same will then be in effect.

"Adun Inc" means Adun Inc. a Delaware Corporation is the holding company of All I Do Is Cook LLC.

"Agreement" shall have the meaning set forth in the preamble.

"Articles" means the new Articles of Organization, including the Company Agreement and Operating Agreement of the Company, adopted on the date of Completion, in the agreed form, and as amended or replaced from time to time.

"Board" means the company's board of directors from time to time.

"Board Minutes" means the minutes of a meeting of the board of directors of the Company.

"Commercial Know-How" means all information not at present in the public domain (including information contained in or arising from research, designs, flow charts, expressions, methodology, logic flows, specifications, drawings, component lists, manuals, all supporting documentation, lists and instructions in whatever form held) relating to computer hardware and software.

"Completion Date" means the date this Agreement is signed and the performance of all the obligations set out in the Agreement below are met by the investor.

"Confidential Information" means information of a confidential or commercially sensitive nature (however stored) relating to the business, customers or financial or other affairs of the Company.

"Directors" means the directors of the Company from time to time.

"Encumbrance" means and includes any interest or equity of any person (including, without prejudice to the generality of the foregoing, any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien or assignment or any other encumbrance priority or security interest or arrangement of whatsoever nature over or in the relevant property.

"Intellectual Property" means copyrights, trademarks, trade names, rights in logos and get-up, inventions, confidential information, trade secrets and knowhow including Commercial Know-How, registered designs, design rights, patents, utility models, semiconductor topographies, domain names, all rights of whatsoever nature in computer software and data, all rights of privacy and all

intangible rights and privileges of a nature similar or allied to any of the foregoing, in every case in any part of the world and whether or not registered; and including all granted registrations and all applications for registration in respect of any of the same.

"Members" means the members of the All I Do Is Cook LLC as follows:

1. Oluwakolapo Tobi Smith
2. Bethany Oyefeso
3. Margaret O. Funmilayo
4. Adun Inc.

"Preference B" Units refers to Non-voting Units of the Company's Ownership while Preference A Units are Voting Units of the Company's Ownership Equity. Preference A Units are being held by the Company's current members as defined by this section.

"Portal" refers to www.wefunder.com

"Units" means the units of interest each in the capital of the Company.

"Warranties" means the warranties set out or referred to in Paragraphs 5 and 6 below

"Securities" shall mean the Units issued pursuant to the terms of the Agreement.

1.2 Words and expressions defined in the Articles shall have the same meanings herein except in so far as expressly varied by or inconsistent with the provisions of this Agreement. In the event of any conflict between the provisions of this Agreement and the provisions of the Articles, the provisions of this Agreement shall prevail.

1.3 Any reference to any provisions of any Act shall include any amendment, consolidation or re-enactment thereof from time to time, provided that the liability of any party under this Agreement shall not be created or increased solely because of any such amendment, consolidation or re-enactment whether retrospective in its effect or not.

1.4 The Recitals form part of this Agreement and have the same full force and effect as if expressly set out in their entirety in the operative part of this Agreement.

1.5 In this Agreement, unless otherwise specified or the context otherwise requires:-

a) words importing the singular shall include the plural and vice versa;
b) words importing any gender shall include all other genders;
c) a "person" includes any individual, firm, company or other body corporate, corporation, government, state or agency of state, trust or foundation, or any association, partnership or unincorporated body (whether or not having separate legal personality and wherever incorporated or established) or two or more of the foregoing;
d) reference to a Clause or Recital is to a clause or recital of this Agreement;
e) the "agreed form" in relation to any document means the form agreed between the parties to this Agreement and, for the purposes of identification only, initialed by or on behalf of the parties.

1.6 Headings used in this Agreement shall not affect its construction or interpretation.

2. INVESTMENT

The Company is offering to both accredited and non accredited investors up to 625 Preferred B Units of its Ownership Equity, at a price of $800 for each Unit. The total Units being offered on the platform, represent 6.25% of the total ownership of the company.

3. COMPLETION

Completion shall take place at the offices of All I Do Is Cook LLC through the Portal and shall be concluded immediately after the execution of this Agreement.

4. TERMINATION OF THE OFFERING

The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. REPRESENTATIONS AND WARRANTIES BY THE INVESTOR

5.1 The Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Investorcan bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

5.2 The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

5.3 Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

5.4 The Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

5.5 The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering

Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

5.6 The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

5.7 The Investorunderstands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

5.8 The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

5.9 The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

5.10 The Investor has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

5.11 The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

5.12 The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the Investor has deemed appropriate, the Investorhas made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Investor has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

5.13 The Investor is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the

Units. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investorand of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

5.14 The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investormay dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the Investorunderstands that the Investormust bear the economic risks of the investment in the Units for an indefinite period of time.

5.15 The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

5.16 The Investor agrees that the Investor is restricted by the Company's Operating Agreement which further restricts the undersigned's ability to sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do so.

5.17 If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

5.18 **THE Investor UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK.** The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.19 The Investor agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

6. REPRESENTATIONS BY THE COMPANY

Except as set forth in this Agreement, the Company represents and warrants to the Investor that:

6.1 Organization And Qualification. The Company is a limited liability company duly organized and validly existing in good standing under the laws of the State of Texas. It has the requisite corporate power and authorization to own its properties and to carry on its business and issue this Agreement as now being conducted. The Company is duly qualified to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "**Material Adverse Effect**" means a change, event, circumstance, effect or state of facts that has had or is reasonably likely to have a material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company, if any, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith, or on the authority or ability of the Company to perform its obligations under this Agreement.

6.2 Capitalization. As of the date hereof, the Units in the Company consist of 10,000 units of the Company's ownership, par value $800 per unit, all of which were issued and outstanding as of the date of this Agreement. All of such outstanding units have been, or upon issuance, validly issued and are fully paid and non-assessable.

Upon Completion, the Investor's ownership Units will be converted to corresponding Preference B Stock in Adun Inc. Upon this Conversion, the Company will furnish to the Investor true and correct copies of the Company's Articles of Organization, as in effect on the date hereof (the "**Articles**"), and the Company's By-laws, as in effect on the date hereof (the "**By-laws**"), and the material rights of the holders thereof in respect thereto.

6.3 Acknowledgment Regarding Investor's Purchase Of Ownership Units. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm's length purchaser with respect to the Registered Offering Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and

thereby and any advice given by the Investor or any of its respective representatives or agents in connection with this Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor's purchase of the Units, and is not being relied on by the Company. The Company further represents to the Investor that the Company's decision to enter into this Agreement has been based solely on the independent evaluation by the Company and its representatives.

6.4 No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby and thereby will not (i) result in a violation of the Articles of Organization or the By-laws; or (ii) conflict with, or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, or give others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Company is a party, or to the Company's knowledge result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected. The Company is not in violation of any term of, or in default under, the Articles of Organization or the By-laws or their organizational charter or by-laws, respectively, or any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company. The business of the Company is not being conducted, and shall not be conducted, in violation of any law, statute, ordinance, rule, order or regulation of any governmental authority or agency, regulatory or self-regulatory agency, or court, except for possible violations the sanctions for which either individually or in the aggregate would not have a Material Adverse Effect.

6.4 Employee Relations. The Company is not involved in any union labor dispute, nor, to the knowledge of the Company, is any such dispute threatened.

6.5 Absence Of Litigation And/Or Regulatory Proceedings. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of the Company, threatened against or affecting the Company or any of the Company's officers or directors in their capacities as such, in which an adverse decision could have a Material Adverse Effect.

6.6 Intellectual Property Rights. The Company owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. None of the Company's trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, government authorizations, trade secrets or other intellectual property rights necessary to conduct its business as now or as proposed to be conducted have expired or terminated, or are expected to expire or terminate within two (2) years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company

of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secrets or other similar rights of others, or any such development of similar or identical trade secrets or technical information by others, there is no claim, action or proceeding being made or brought against, or to the Company's knowledge, being threatened against, the Company regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company is unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and its Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

6.7 Title. The Company has good and marketable title to all personal property owned by them which is material to the business of the Company, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

6.8 Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended and Restated Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

6.9 No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Amended and Restated Operating Agreement of the Company, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company

7. MISCELLANEOUS

7.1 Governing Law. This Agreement shall be governed by, construed and interpreted according to the substantive laws of the State of Delaware without giving effect to any conflict of laws rule

or principle that might require the application of the laws of another jurisdiction. Any dispute, claim, suit, action or other legal proceeding arising out of the transactions contemplated by this Agreement or the rights and obligations of each party shall be brought only in a competent court in Delaware or the federal courts of the United States of America located in Delaware. The parties to this Agreement hereby irrevocably waive any objection to jurisdiction and venue of any action instituted hereunder and shall not assert any defense based on lack of jurisdiction or venue or based upon forum non-conveniens. **The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith agree to submit to the in personam jurisdiction of such courts.**

7.2 Legal Fees And Miscellaneous Fees. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. Any attorneys’ fees and expenses incurred by either the Company or the Investor in connection with the preparation, negotiation, execution and delivery of any amendments to this Agreement or relating to the enforcement of the rights of any party after the occurrence of any breach of the terms of this Agreement by another party or any default by another party in respect of the transactions contemplated hereunder, shall be paid on demand by the party which breached the Agreement and/or defaulted, as the case may be. The Company shall pay all stamp and other taxes and duties levied in connection with any securities issuance.

7.3 Counterparts. This Agreement may be executed in any number of counterparts and by the different signatories hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute but the same instrument. This Agreement may be executed by facsimile transmission, PDF, electronic signature or other similar electronic means with the same force and effect as if such signature page were an original thereof.

7.4 Headings; Singular/Plural. The headings of this Agreement are for convenience of reference and shall not form part of or affect the interpretation of this Agreement. Whenever required by the context of this Agreement, the singular shall include the plural and masculine shall include the feminine.

7.5 Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

7.6 Entire Agreement; Amendments. This Agreement is the FINAL AGREEMENT between the Company and the Investor with respect to the terms and conditions set forth herein. The terms of this Agreement may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the Parties.

7.7 Notices. Any notices or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by electronic mail

(provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and email addresses for such communications shall be:

All I Do Is Cook LLC
Address:16305 Westheimer Road Suite #106A, Houston Texas 77082
Email: info@allidoiscook.com

Adun Inc.
Address: 16192 Coastal Highway, in the city of Lewes, County of Sussex.
Email: comms@allidoiscook.com

Each party shall provide five (5) business days prior written notice to the other party of any change in address or email address.

7.8 No Assignment. This Agreement may not be assigned.

7.9 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and is not for the benefit of, nor may any provision hereof be enforced by, any other person..

7.10 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

7.11 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, as the parties mutually agree that each has had a full and fair opportunity to review this Agreement and seek the advice of counsel on it.

8. MISCELLANEOUS

Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of units or shares of a competitor. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Investor's investment in

the Company.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

All I Do Is Cook LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited